Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. - Name and Address of Corporation

ImmunoPrecise Antibodies Ltd. (the Corporation or IPA)

3204 - 4464 Markham Street,

Victoria, British Columbia

V8Z 7X8

Item 2. - Date of Material Change

March 16, 2023

Item 3. - News Release

A news release with respect to the material change referred to in this report was disseminated by the Corporation and filed on SEDAR and EDGAR on March 16, 2023.

Item 4. - Summary of Material Change

On March 16, 2023, the Corporation announced that Talem, IPA's subsidiary, has experienced unanticipated delays in the production of its anti-COVID therapeutic drug product.

Item 5. - Full Description of Material Change

Talem, IPA's subsidiary, has experienced unanticipated delays in the production of its anti-COVID therapeutic drug product, PolyTope, and has adjusted its milestones accordingly, having yet to receive the drug product from its CDMO partner, ChemPartner. Talem is working closely with ChemPartner to negotiate a mutually beneficial outcome. Due to these circumstances, the decision has been made to significantly reduce further investment in Talem's COVID program, while still recognizing the ongoing significance of COVID-19 globally. IPA will continue to provide updates on Talem's progress with ChemPartner and appreciates the support and patience of its investors during these discussions.

Please see the attached press release dated March 16, 2023 for a full description of the material change.

Item 6. - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. - Omitted Information

Not applicable.

Item 8. - Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Jennifer L. Bath

President & Chief Executive Officer

(250) 483-0308

Item 9. - Date of Report

March 28, 2023

Schedule A

IPA Reports Financial Results and Recent Business Highlights for Third
Quarter Fiscal Year 2023

• IPA's Project revenue increased by 16.7% compared to the prior year, driven by the growth of the company's proprietary B cell Select® platform and protein manufacturing services.

• Talem Therapeutics has announced a collaboration with Libera Bio to develop multi-target antibodies including the use of artificial intelligence (AI) technology. The companies will use Talem's AI platform to help discover and optimize antibodies for various diseases, including cancer. This collaboration is expected to generate antibodies against disease targets that have historically been undruggable.

• BriaCell's AI-based drug discovery program, after a brief pause due to additional workflows added, is underway and going well. The program is using BioStrand's LENSai to analyze and prioritize potential drug targets for cancer treatment. BriaCell aims to use this technology to accelerate the development of new cancer therapies.

• BioStrand announces the first monetization of its Natural Language Processing (NLP) and immunogenicity modules. These modules are now allowing pharmaceutical companies to extract and analyze data from scientific publications and identify potential immunogenicity issues with drug candidates. BioStrand is ramping its efforts to use this technology to help pharmaceutical companies develop safer and more effective drugs.

• BioStrand's SAAS-based data management platform has been awarded a first-round RFP (Request for Proposal) by an undisclosed pharmaceutical company. The platform allows researchers to store, manage, and analyze large amounts of genomic, transcriptomic, and proteomic data using AI and HYFTs technology. If awarded, this program is expected to help the pharmaceutical company accelerate its drug discovery process and improve its R&D efficiency. Minimally, this third-party validation marks the beginning of a new potential revenue stream of great interest and high conceivable revenues for BioStrand.

VICTORIA, British Columbia--(BUSINESS WIRE)--March 16, 2023--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the "Company" or "IPA") (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today announced financial results for third quarter fiscal year 2023, which ended January 31, 2023.

"We are thrilled to announce that this quarter has been a foundational one for our company. Our project revenue has experienced a significant increase, thanks to our recognized best-in-class platform of function-first B cell. In addition, our clients have shown a noticeable trend of moving away from transgenic animals, which may limit genetic diversity of outputs, and towards animals with diverse B cell repertoires and rapid, cost-effective next-generation humanization technologies - capabilities that IPA is again unique positioned to provide," stated Dr. Jennifer Bath, CEO of IPA.

She added, "In addition to our established success, we have ventured into the promising field of modern artificial intelligence, expanding our revenue streams, and providing the first revenue for our subsidiary, BioStrand. Our newest, unique AI-powered research collaboration may also allow us to tackle previously undruggable targets within the cellular context, and we are excited about the unparalleled value proposition that this could offer our investors.

We are equally excited about our ongoing efforts to finalize another AI-driven research collaboration for a complex oncology program with a leading global oncology therapeutics company. These strategic initiatives have been critical in driving growth, innovation, and shareholder value, and we remain confident in our ability to continue to deliver exceptional results. As a company, we are proud of our achievements, and we look forward to the continued success that these initiatives will bring."

Third Quarter Fiscal Year 2023 Financial Summary*

(All comparisons are to the period ended January 31, 2022)

• IPA achieved revenue of $5.2 million during the three months ended January 31, 2023, an increase of 7.4% compared to the three months ended January 31, 2022. Project revenue increased 16.7% compared to the prior year. For the nine months ended January 31, 2023, total revenue growth of 10.9% when adjusting for the effect of currency translations.

• Gross profit increased 14.6% to $3.0 million for the three months ended January 31, 2023 as compared to the same period last year.

• IPA held cash of $11.4 million as of January 31, 2023.

*Expressed in Canadian dollars, unless otherwise indicated.

Financial Results

Revenue & Gross Profit

IPA achieved revenue of $5.2 million during the three months ended January 31, 2023, a 7.4% increase from the three months ended January 31, 2022. Project revenue increased 16.7% compared to the prior year, driven by growth in the Company's B cell Select® platform and protein manufacturing services. Gross profit increased 14.6% to $3.0 million from the same period last year.

Liquidity and Capital Resources

As of January 31, 2023, IPA held $11.4 million of cash, as compared to $30.0 million as of April 30, 2022, and had working capital of $12.2 million. IPA does not hold cash at Silicon Valley Bank and has not seen any impact on our business from the collapse and subsequent take-over of the bank.

PolyTope® TAXT-03 antibody combination therapy

• Talem, IPA's subsidiary, has experienced unanticipated delays in the production of its anti-COVID therapeutic drug product, PolyTope, and has adjusted its milestones accordingly, having yet to receive the drug product from its CDMO partner, ChemPartner.

• Talem is working closely with ChemPartner to negotiate a mutually beneficial outcome.

• Due to these circumstances, the decision has been made to significantly reduce further investment in Talem's COVID program, while still recognizing the ongoing significance of COVID-19 globally.

• IPA will continue to provide updates on Talem's progress with ChemPartner and appreciates the support and patience of its investors during these discussions.

Conference Call:

Date: Thursday, March 16, 2023
Time: 10:30 am Eastern time

Participant Info:

Conference ID: 9236374

Participant Toll-Free Dial-In Number: 1 (888) 550-5658

Participant Toll Dial-In Number: 1 (646) 960-0289

Attendee URL: https://events.q4inc.com/attendee/683815668

The conference call will be webcast live and available for replay via a link provided in the Events section of the company's IR pages at https://www.immunoprecise.com/investors.

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the "IPA Family"). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "potential", "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements regarding the ability to design and to deliver antibodies to address intracellular targets in a safe and effective manner as well as statements relating to the expected outcome of integrating in silico models and wet-lab experiments. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the targeted antibodies may be very difficult or impractical to design, develop and deliver, that the integration of in silico models, wet-lab experiments and preclinical studies may not yield the expected results, as well as those risks discussed in the Company's Annual Information Form dated July 28, 2022 (which may be viewed on the Company's profile at www.sedar.com), and the Company's Form 40-F, dated July 29, 2022 (which may be viewed on the Company's profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investor contact: investors@immunoprecise.com